SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Press Release dated October 20, 2010

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 3 Financial Results
EPS of 16.5 cent per share — an increase of 13%.
Free cash flows of $3.8m
DUBLIN, Ireland (October 20, 2010).... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2010.
Quarter 3 Results
Total revenues for the quarter were $18.7m which compares to $31.7m in quarter 3, 2009, a decrease of 40.9%. This decrease is principally due to the divestiture of the coagulation product line in Q2 2010.
Point-of-care revenues for the quarter increased by 8% when compared to quarter 3, 2009. This was due to improved sales in our two key markets of USA and Africa. Continuing clinical laboratory (i.e. excluding coagulation) revenues were $14.5m which represents a decrease of 8.9% when compared to quarter 3, 2009, which is attributable to the combined impact of moving to a distribution selling model in France, Germany and the UK following the coagulation divestiture and the weaker US Dollar. The impact of the slower Lyme season has been offset by modest organic growth in our Diabetes and Infectious Diseases product lines.
Revenues for quarter 3 by key product area were as follows:

	2009	2010	2010
	Quarter 3	Quarter 2	Quarter 3
	US$’000	US$’000	US$’000
Point-of-Care	3,891	4,011	4,202
Continuing Clinical Laboratory	15,970	14,178	14,547

Continuing operations*	19,861	18,189	18,749

Coagulation	11,844	4,437	0

Total	31,705	22,626	18,749

*	Continuing operations reflects the company’s divestiture of its coagulation product line (shown separately)
Gross profit for the quarter amounted to $9.5m representing a gross margin of approximately 50.6%. This compares favourably to the gross margin of 45.0% for the same period in 2009. The improvement in gross margin of 5.6% is largely attributable to the divestiture of coagulation, which traditionally had been our lowest gross margin product line. Excluding instrument service costs for the quarter, the gross margin would be 52.1%.

Research and Development expenses for the quarter amounted to $0.8m, which represents a decrease of 58.9% compared to quarter 3, 2009. In the same period, SG&A expenses decreased by 34.5% from $8.7m in quarter 3 of 2009 to $5.7m in the current quarter. In both cases the principal driver for the reduction has been the transfer of R&D, sales and administrative personnel to Stago as part of the coagulation divestiture.
The Company recognised an exceptional charge of $587,000 in the quarter. This principally relates to certain working capital adjustments associated with the divestiture of coagulation to Stago. In accordance with the sale agreement, these adjustments were only determinable in the period following the closure of the deal. Taking into account these adjustments, the total reported profit on the coagulation divestiture decreased from $47.4m to $46.8m.
Net financial income for the quarter was $0.4m which compares to a net financial expense of $0.3m in quarter 3, 2009. This improvement is attributable to the elimination of bank debt and the increase in cash balances to $53.8m.
Operating profit was $3.3m for the quarter, representing a decrease of $0.4m compared to quarter 3, 2009. However, the operating margin for the quarter has increased to 17.4%, which represents a significant improvement compared to 11.8% in quarter 3, 2009.
Excluding the non-recurring item, profit after tax increased by 14.7% from $3.1m in quarter 3, 2009 to $3.5m this quarter. Similarly, EPS for the quarter increased from 14.6 cent per share to 16.5 cent per share, an increase of 13.0%.
The tax charge for the quarter was $0.2m which represents an effective tax rate of 6.6%.
The following table excludes the impact of the non-recurring items:

	2009	2010	Increase/
	Quarter 3	Quarter 3	(Decrease)
	US$’000	US$’000%
Profit before tax	3,442	3,712	7.8%
Income Tax expense	(385)	(206)	(46.5%)
Profit after tax	3,057	3,506	14.7%
Basic EPS — US cents	14.6	16.5	13.0%
From a cash perspective the Company generated $4.9m of cash from operations which is an increase of almost 20% compared with the same period in 2009. In quarter 3, 2010 the company generated free cash flows of $3.8m, compared to $2.1m for the corresponding quarter in 2009.
Share Buy-back
The Company intends to undertake a share buy-back program, though certain legal hurdles need to be cleared first. As an initial step, the Company held an Extraordinary General Meeting on 30 September, 2010 which approved transferring share premium to reserves in order to eliminate the Company’s negative reserves. The Company is now seeking approval from the Irish Courts for this action, which if granted will allow the buy-back program to commence in December of this year.

Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer said “The Company had a very strong third quarter. EPS of 16.5 cent represented an increase of 13% over the equivalent period last year. We also generated free cash flows of $3.8m, which brings our cash balance at the end of the quarter to over $53.8m. Taking into account the deferred consideration of $22.5m that we are due to receive over the next 18 months, the company effectively has cash resources of $76.3m or $3.59 per share”.
Ronan O’Caoimh CEO of Trinity Biotech stated, “Quarter 3 represents our first full quarter without coagulation and has demonstrated that despite the divestiture, our EPS continues to grow, with this quarter’s EPS reaching an all time high for the Company. Meanwhile from a strategic perspective we now have a very strong product development pipeline. Our new diabetes A1c instrument is due to launch in quarter 4 and the development of our new range of point-of-care tests in our research centres in San Diego and Ireland is progressing very well with first launches expected in 15 months”.
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
(US$000’s except share data)	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	18,749	31,705	70,388	95,113

Cost of sales	(9,262)	(17,434)	(36,215)	(51,789)

Gross profit	9,487	14,271	34,173	43,324
Gross profit %	50.6%	45.0%	48.5%	45.6%

Other operating income	651	143	1,234	415

Research & development expenses	(758)	(1,843)	(3,750)	(5,400)
Selling, general and administrative expenses	(5,721)	(8,729)	(20,426)	(27,341)
Indirect share based payments	(392)	(111)	(779)	(384)

Operating profit	3,267	3,731	10,452	10,614

Non-recurring items	(587)	—	46,474	—

Financial income	514	—	792	4
Financial expenses	(69)	(289)	(426)	(929)

Net financing income/(expense)	445	(289)	366	(925)

Profit before tax	3,125	3,442	57,292	9,689

Income tax expense on operating activities	(206)	(385)	(888)	(1,123)
Income tax credit on non-recurring items	—	—	354	—

Profit for the period	2,919	3,057	56,758	8,566

Profit for the period (excluding non-recurring items)	3,506	3,057	9,930	8,566

Earnings per ADR (US cents)	13.8	14.6	268.6	41.0
Earnings per ADR (US cents) — excluding non-recurring items	16.5	14.6	47.0	41.0

Diluted earnings per ADR (US cents)	13.5	14.5	263.9	41.0
Diluted earnings per ADR (US cents) — excluding non-recurring items	16.2	14.5	46.2	41.0

Weighted average no. of ADRs used in computing basic earnings per ADR	21,183,785	20,943,038	21,127,858	20,885,092
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Sept 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2009
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	5,535	5,339	12,131	12,174
Goodwill and intangible assets	36,120	35,127	46,247	44,822
Deferred tax assets	4,490	4,073	5,627	5,801
Other assets	11,738	11,762	1,330	1,212

Total non-current assets	57,883	56,301	65,335	64,009

Current assets
Inventories	18,758	18,064	40,033	39,198
Trade and other receivables	27,371	28,592	20,415	22,931
Income tax receivable	168	257	260	229
Cash and cash equivalents	53,802	50,042	6,222	6,078

Total current assets	100,099	96,955	66,930	68,436

TOTAL ASSETS	157,982	153,256	132,265	132,445

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,087	1,083	1,080	1,080
Share premium	161,220	160,817	160,739	160,683
Accumulated deficit	(29,483)	(32,811)	(83,717)	(87,070)
Translation reserve	(544)	(544)	(385)	206
Other reserves	4,463	4,144	4,241	4,445

Total equity	136,743	132,689	81,958	79,344

Current liabilities
Interest-bearing loans and borrowings	265	246	13,429	12,625
Income tax payable	366	148	207	24
Trade and other payables	12,831	12,241	11,732	12,844
Derivative Financial Instruments	88	406	279	58
Provisions	50	50	50	50

Total current liabilities	13,600	13,091	25,697	25,601

Non-current liabilities
Interest-bearing loans and borrowings	205	294	16,409	19,231
Other payables	519	607	38	59
Deferred tax liabilities	6,915	6,575	8,163	8,210

Total non-current liabilities	7,639	7,476	24,610	27,500

TOTAL LIABILITIES	21,239	20,567	50,307	53,101

TOTAL EQUITY AND LIABILITIES	157,982	153,256	132,265	132,445

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
(US$000’s)	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	50,042	4,791	6,078	5,184

Operating cash flows before changes in working capital	5,260	4,701	14,586	13,710

Changes in Working Capital	(332)	(584)	1,357	(3,060)

Cash generated from operations	4,928	4,117	15,943	10,650

Net Interest and Income taxes paid	347	(396)	(230)	(789)

Capital Expenditure (net)	(1,515)	(1,600)	(4,950)	(5,987)

Free cash flow	3,760	2,121	10,763	3,874

Repayment of bank debt	—	(3,215)	(29,556)	(5,361)

Proceeds from sale of Coagulation Product Line	—	—	66,517	—

Cash and cash equivalents at end of period	53,802	3,697	53,802	3,697

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: October 21, 2010